SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-8F

             APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
                             INVESTMENT COMPANIES

I.       General Identifying Information

1.  Reason fund is applying to deregister

         [   ]    Merger
         [ X ]    Liquidation
         [   ]    Abandonment of Registration
         [   ]    Election of status as a Business Development Company


2.  Name of fund: The BlackRock Investment Quality Term Trust Inc.

3.  Securities and Exchange Commission File No.: 811-06541

4.  Is this an initial Form N-8F or an amendment to a previously filed Form N-
8F?

         [X] Initial Application [ ] Amendment

5.  Address of Principal Business Office (No. & Street, City, State, Zip Code):

                  100 Bellevue Parkway
                  Wilmington, Delaware 19809

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Michael K. Hoffman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, New York 10036
                  (212) 735-3406

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

                  BlackRock Advisors, Inc.
                  100 Bellevue Parkway
                  Wilmington, Delaware 19809
                  (888) 825-2257

8.  Classification of fund:

         [X] Management company;
         [ ] Unit investment trust; or
         [ ] Face-amount certificate company.

9.  Subclassification if the fund is a management company:

         [ ]    Open-end          [X]     Closed-end

10.  State law under which the fund was organized or formed: Maryland

11. Provide the name and address of each investment adviser of the fund during the last five years, even if the fund's contracts with those advisers have been termi nated:

                  BlackRock Advisors, Inc.
                  100 Bellevue Parkway
                  Wilmington, Delaware 19809

                  BlackRock Financial Management, Inc.
                  40 East 52nd Street
                  New York, New York 10022

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: Not applicable

13.  Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

         [ ]    Yes               [X]     No

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]     Yes              [X]      No

                  If Yes, state the date on which the board vote took place:

                  If No, explain: The BlackRock Investment Quality Term Trust Inc. ceased to exist at the close of business on December 31, 2004 pursuant to the terms and conditions of it's charter.

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]    Yes              [X]      No

                  If Yes, state the date on which the shareholder vote took place:

                  If No, explain:  See response to Item 15(a) above.

II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [X] Yes [ ] No

         (a) December 30, 2004

         (b) Were the distributions made on the basis of net assets?

                  [ ]     Yes              [X]      No

         (c) Were the distributions made pro rata based on share ownership?

                  [ ]    Yes              [X]      No

         (d) There was a $10 distribution per share to all Shareholders

         (e) Were any distributions to shareholders made in kind?

                  [ ]    Yes              [X]      No

17.  Has the fund issued senior securities?

                  [ ]    Yes              [X]      No

18.  Has the fund distributed all of its assets to the fund's shareholders?

                  [ ]    Yes              [X]      No

         If No,

         (A) How many shareholders does the fund have as of the date this form is filed?
                  None, but a liquidating trust exists on behalf of Shareholders

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [X] Yes [ ] No

                  Assets are being held in a liquidating trust until all expenses are paid. Remaining cash will be distributed to the shareholders.


III.     Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed?

                  [ ]    Yes              [X]      No

21.  Does the fund have any outstanding debts or any other liabilities?

                  [ ]    Yes              [X]      No

IV.      Information about Event(s) Leading to Request for Deregistration

22.  (a) List the expenses incurred in connection with the Liquidation:

                Not applicable

                  (i) Legal Expenses: $18,5000
                 (ii) Accounting Expenses: none
                (iii) Other expenses (list and identify separately): none
                 (iv) Total expenses (sum of lines (i)-(iii): $18,500

         (b) How were those expenses allocated? All expenses were paid by the fund.

         (c)      Who paid those expenses? All expenses were paid by the fund.

         (d) How did the fund pay for unamortized expenses (if any)? No unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Liquidation?

         [ ]     Yes               [X]     No


V.       Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

         [ ]    Yes               [X]     No

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]    Yes               [X]     No

VI.      Mergers Only

26.  Not applicable

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                                 VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The BlackRock Investment Quality Term Trust Inc., (ii) he or she is the Treasurer of The BlackRock Investment Quality Term Trust Inc., and
(iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


                                The BlackRock Investment Quality Term Trust Inc.


                                By:   /s/ Henry Gabbay
                                     -------------------------------------------
                                     Henry Gabbay
                                     Treasurer